Exhibit 12.1

Millar Western Forest Products Ltd.

Computation of Ratio of Earnings to Fixed Charges

	Year ended December 31,
	2010		2011
	(in thousands, except ratios)
IFRS
Earnings:
Earnings before income taxes	$20,573		$1,208
Fixed charges	17,841		19,812

Total earnings	$38,414		$21,020

Fixed charges:
Interest expense	$17,162		$19,269
Amortization of deferred financing costs	679		543

Total fixed charges	$17,841		$19,812

Ratio of earnings to fixed charges	2.2	x	1.1	x

	Year ended December 31,
	2007		2008		2009
	(in thousands, except ratios)
Canadian GAAP
Earnings:
Earnings before income taxes	$9,421		$(26,665)		$(14,880)
Fixed charges	15,831		18,210		18,097

Total earnings	$25,252		$(8,455)		$3,217

Fixed charges:
Interest expense	$15,831		$18,210		$18,097
Amortization of deferred financing costs	0.0		0.0		0.0

Total fixed charges	$15,831		$18,210		$18,097

Ratio of earnings to fixed charges	1.6	x	—	x	0.2	x